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                          EASTGROUP PROPERTIES, INC.

                     MERIDIAN POINT REALTY TRUST VIII CO.

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NEWS RELEASE                      FOR MORE INFORMATION, CONTACT:
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                                  EASTGROUP PROPERTIES, INC.
                                  David H. Hoster II, President and
                                    Chief Executive Officer
                                  N. Keith McKey, Chief Financial Officer
                                      (601) 354-3555

                                  MERIDIAN POINT REALTY TRUST VIII CO.
                                  Robert H. Gidel, Chief Executive Officer
                                  John E. Castello, Chief Financial Officer
                                       (972) 982-8651
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                        EASTGROUP PROPERTIES, INC. AND

                     MERIDIAN POINT REALTY TRUST VIII CO.

                           ANNOUNCE MERGER AGREEMENT
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     JACKSON, MS and SAN FRANCISCO, CA, February 18, 1998--EastGroup Properties,
Inc. (NYSE-EGP) and Meridian Point Realty Trust VIII Co. (ASE-MPH, MPH-pr) jointly announced today that they have entered into a definitive merger agreement providing for EastGroup's acquisition of Meridian VIII for $10.00 per outstanding Preferred Share and $8.50 per outstanding Common Share, payable in cash. Pursuant to the terms of the Merger Agreement, EastGroup (through a wholly-owned subsidiary) will promptly commence a tender offer (the "Offer") for all issued and outstanding Preferred Shares of Meridian VIII not currently held by EastGroup for $10.00 per share in cash, and for all issued and outstanding Common Shares of Meridian VIII for $8.50 per share in cash. Following completion of the Offer, EastGroup and Meridian VIII will engage in a second-step merger in which all remaining Preferred Shares of Meridian VIII (excluding those held by EastGroup) will be converted into $10.00 per share in cash and all remaining Common Shares of Meridian VIII (excluding those held by EastGroup) will be converted into $8.50 per share in cash. EastGroup will also assume all of Meridian VIII's outstanding indebtedness, resulting in a total transaction value of approximately $100 million.

     Meridian VIII's Board of Trustees has unanimously approved the Merger Agreement and recommends that all Preferred and Common Shareholders of Meridian VIII tender their Shares into the Offer.

     "We are exceptionally pleased to announce our acquisition of Meridian VIII, which will significantly expand our industrial property portfolio in major sunbelt markets," said David H. Hoster, President and Chief Executive Officer of EastGroup. "Following the acquisition, our portfolio will include over 70 industrial properties, aggregating nearly 12 million square feet of leasable space, and three industrial development properties under construction, aggregating approximately 234,000 square feet."

     Hoster continued, "The acquisition of Meridian VIII reflects EastGroup's strategy to grow through the acquisition of other real estate companies and REITs, in addition to more traditional property acquisitions. We have been interested in Meridian VIII for more than two years and have worked to structure a transaction which is favorable to the shareholders of both companies."
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     Commenting on the Merger Agreement, Meridian VIII's Chairman of the Board,
Christopher J. Doherty, said, "After a lengthy process of review, we believe the Merger Agreement reflects the most favorable strategic alternative available to Meridian VIII, and allows our shareholders to liquefy their investment at an attractive price with a minimum of delay."

     EastGroup intends to commence the Offer for both Preferred and Common Shares of Meridian VIII on or about Monday, February 23, 1998, with the filing and distribution of necessary disclosure materials. The Offer will remain open for 20 business days, subject to extension under certain circumstances. EastGroup's obligation to complete the Offer is subject to certain conditions, which EastGroup may waive at its discretion, including that there shall have been validly tendered and not withdrawn prior to expiration of the Offer at least 3,186,354 Preferred Shares and/or Common Shares of Meridian VIII. This figure reflects the number of Preferred Shares and/or Common Shares which, when combined with EastGroup's current ownership of 1,469,556 Preferred Shares, would result in EastGroup owning at least two-thirds of the voting stock of Meridian
VIII. EastGroup's Offer is fully financed through EastGroup's existing line of credit and is not subject to any financing contingency.

     PaineWebber Incorporated has served as EastGroup's financial advisor in connection with this transaction, Prudential Securities Incorporated has served as financial advisor to Meridian VIII. EastGroup has retained Beacon Hill Partners, Inc. and Harris Trust Company of New York as information agent and depository, respectively, for the Offer.

     EastGroup Properties, Inc. is a self-administered equity real estate investment trust ("REIT") focused on the acquisition, ownership and selective development of industrial properties in major sunbelt markets throughout the United States. EastGroup's industrial portfolio currently includes 48 properties, containing over 9.4 million square feet of industrial space, and three industrial development properties under construction, containing approximately 234,000 square feet of space.

     Meridian Point Realty Trust VIII Company is an equity REIT which owns 25 light industrial properties totaling approximately 2.6 million square feet, and located in Arizona, Texas, Tennessee, California, Florida and Michigan.